P.O. Box 2600
Valley Forge, PA 19482-2600
lance_r_barrett@vanguard.com

September 15, 2017

Ms. Lisa Larkin
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, D.C. 20549

Re: Vanguard Specialized Funds (the “Specialized Trust”) Vanguard File Number 2-88116, Post-Effective Amendment Number 92 and Vanguard Fixed Income Securities Funds (the “Fixed Income Trust”) Vanguard File Number 2-47371, Post-Effective Amendment Number 115

Dear Ms. Larkin:

This letter responds to your comments provided on August 25, 2017 on the above referenced post-effective amendments. The comments apply to Vanguard REIT Index Fund (the “REIT Index Fund”), a series of the Specialized Trust, and Vanguard REIT II Index Fund (the “REIT II Index Fund”), a series of the Fixed Income Trust. You noted that the comments you provided with respect to the REIT Index Fund are intended to apply to the REIT II Index Fund where applicable. Accordingly, our responses below are intended also to apply to the REIT II Index Fund prospectus and SAI, if applicable.

REIT Index Fund– Investor Shares & Admiral Shares Prospectus Comments

Comment 1: Please consider disclosing on page 1 in the Annual Fund Operating Expenses table whether the REIT Index Fund will have acquired fund fees and expenses (“AFFE”) in connection with its investment in the underlying fund.

Response: The REIT Index Fund is not initially expected to incur fees and expenses exceeding 0.01 percent (or one basis point) as a result of its investment in shares of REIT II Index Fund. In accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, the fee table in the prospectus will be amended in the future to disclose AFFE if and when REIT Index Fund incurs fees and expenses exceeding one basis point as a result of its investment in shares of REIT II Index Fund.

Comment 2: On page 3, consider including as principal risks: (i) the REIT Index Fund’s investment in other investment companies; (ii) the possibility of tracking error since REIT Index Fund is an index fund; and (iii) passive investment risk. Please also explain whether investments in derivatives should be disclosed as a primary investment strategy given that derivatives risk is described as a principal risk.

Response: With respect to the REIT Index Fund’s investment in other investment companies, we believe that the disclosure on investment style risk in the principal risks section coupled with the section on “Plain Talk About Funds of Funds” on page 8 adequately addresses the risks associated with investing in other investment companies. We also believe that the explanation on page 7 about

P.O. Box 2600
Valley Forge, PA 19482-2600
lance_r_barrett@vanguard.com

the investment strategy of indexing provides investors with relevant information about index investing and passive investment strategies generally. For example, this section clearly states that an index fund generally does not perform exactly like its target index and that since market indexes do not have operating expenses and transaction costs, they will usually have a slight performance advantage over the funds that track them. We also note that the Glossary of Investment Terms on page 49 contains definitions of “Indexing” and “Tracking Error.” Finally, we have removed the section on derivatives risk from the principal risks section on page 3 as REIT Index Fund is not expected to employ derivatives investments as part of its primary investment strategy. The prospectus will continue to include disclosure on pages 14 and 15 about the risks of derivatives.

Comment 3: On page 4, please update the bar chart with annual total returns with quarterly performance return data as of June 30, 2017.

Response: We will add the quarterly return in response to the comment.

Comment 4: On page 4, please explain how the display of REIT Spliced Index performance data complies with Instruction 2(b) to Item 4.

Response: Instruction 2(b) to Item 4 provides that if additional index performance is included that there should be information about the additional index in the narrative explanation accompanying the bar chart and table.

We have moved the definition of “REIT Spliced Index” from the Glossary of Investment Terms to page 4 so that it now accompanies the narrative explanation to the bar chart and table. “REIT Spliced Index” is defined as an index that reflects the performance of the MSCI US REIT Index adjusted to include a 2% cash position (Lipper Money Market Average) through April 30, 2009, and the MSCI US REIT Index thereafter. We believe that this explanation of the REIT Spliced Index comports with Instruction 2(b) to Item 4.

Comment 5: Consider including the language in the “Plain Talk About Fund of Funds” on page 8 in the primary risk disclosure on page 3 as it relates to investments in other investment companies. Response: Please see our response above to Comment 2.

Comment 6: Please explain how the following statement on page 9 is consistent with the 80% Investment Policy under Rule 35d-1 of the 1940 Act: “Under normal circumstances, the Fund will invest at least 80% of its assets in the stocks that make up its target index.” Response: This statement is consistent with Rule 35d-1(a)(2)(i) since it provides that under normal circumstances, the Fund will invest at least 80% of its assets in the stocks that make up its target index. The target index consists of publicly traded equity REITs. The REIT Index Fund complies with Rule 35d-1(a)(2)(ii) since it provides that this Policy “may be changed only upon 60 days’ notice to shareholders.”

P.O. Box 2600
Valley Forge, PA 19482-2600
lance_r_barrett@vanguard.com

Comment 7: On page 12 in the section on “Security Selection,” as required by Item 9(b)(2), please explain in general terms how the REIT Index Fund’s advisor decides which securities to buy and sell.

Response: The current disclosure provides that the REIT Index Fund “attempts to track the investment performance of a benchmark index that measures the performance of publicly traded equity REITs.” It also provides that the fund “attempts to hold each stock contained in the MSCI US REIT Index either directly or indirectly through the underlying fund in roughly the same proportion as represented in the Index itself.” In addition, we also note that the explanation on page 7 about the investment strategy of indexing provides investors with relevant information about the REIT Index Fund’s investment strategy.

Comment 8: On page 13, please explain how the components of the MSCI US REIT Index are weighted (e.g., market cap weighted).

Response: We have noted on page 13 that the MSCI US REIT Index is a free float-adjusted market-cap weighted index.

Comment 9: As necessary, please consider including as a principal risk the risk described on page 13 relating to REIT ownership limitation risk.

Response: We believe that the disclosure on page 13 relating to REIT ownership limitation risk appropriately addresses this risk for the REIT Index Fund. In addition, we believe that the principal risk of “Industry concentration risk” also addresses risks relating to REITs.

Comment 10: On page 14, the prospectus states that the REIT Index Fund may seek to obtain economic exposure to a REIT through alternative means, such as through a total return swap, which may be more costly than owning REIT shares directly. Please acknowledge in writing that the U.S. Securities and Exchange Commission (the “Commission”) could issue a new rule or guidance that enhances the regulation of the use of derivatives by registered investment companies, including mutual funds and exchange-traded funds (“ETFs”).

Response: We acknowledge this possible future rulemaking or guidance.

Comment 11: On page 15, the prospectus states that the REIT Index Fund’s derivative investments may include total return swaps or “other derivatives.” Please consider disclosing more detail about the “other derivatives” and any corresponding risks.

Response: We have considered this comment and have determined that the current disclosure is appropriate for investors. Moreover, we note that the risk disclosures on page14 and page 15, including a section entitled “Plain Talk about Derivatives”, address in detail risks associated with investments in derivatives.

Comment 12: Please explain how the disclosure on page 16 relating to meeting redemptions in extraordinary market conditions is consistent with Instruction 6 to Item 9(b)(1) of Form N-1A.

P.O. Box 2600
Valley Forge, PA 19482-2600
lance_r_barrett@vanguard.com

Response: General Instruction C(3)(a) permits information to be organized in a way that is easy for investors to understand. The information provided under “Methods Used to Meet Redemption Requests” is responsive to Item 11(c)(8) which requires disclosure of “the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind),” not Item 9(b)(1). We believe that placement of this disclosure alongside the overall discussion of cash management and temporary defensive measures is appropriate to provide shareholders a holistic view of how a fund manages its portfolio.

Comment 13: Please confirm that the Investment Company Act file number on the last page is the appropriate font size.

Response: The Investment Company Act file number on the last page is the appropriate font size.

REIT Index Fund – ETF Shares Prospectus Comments

All of the above comments are intended to be applicable to the REIT Index Fund – ETF Shares Prospectus.

Comment 1: On page 3, there is a disclosure relating to derivatives risk. Please confirm that the REIT Index Fund’s derivative investments are not components of the REIT Index Fund’s benchmark index and would not be included in the fund’s portion of assets that are required to be invested in component securities of its benchmark index.

Response: We confirm that the REIT Index Fund’s derivative investments are not component securities of its benchmark index. The fund’s assets invested in derivatives are not counted toward in the 90% of its assets that are required to be invested in component securities of its benchmark index as a required by an exemptive order issued by the Commission to the Specialized Trust.

Comment 2: Please also consider disclosing, as applicable, whether investments in derivatives is a principal investment strategy of the REIT Index Fund and, if so, please consider including additional corresponding risk disclosure.

Response: Please see our response to Comment 2 above for the REIT Index Fund – Investor & Admiral Shares prospectus.

Comment 3: Please address how the intra-day interim market value for the REIT Index Fund’s ETF Shares is calculated. For example, is the calculation performed based on securities included in the index, portfolio, or the basket securities that REIT Index Fund will accept for purposes of issuing Creation Units? Please also address whether the calculation includes operating fees or other fees and what type of valuation is used for individual securities, including whether it is possible that stale values for securities or other factors could adversely affect the calculation.

P.O. Box 2600
Valley Forge, PA 19482-2600
lance_r_barrett@vanguard.com

Response: We note that there is a description of the indicative optimized portfolio value (“IOPV”) in the section on Exchange Listing and Trading on page B-56 of the SAI. This section explains that the IOPV is calculated based on the real-time market prices of the Deposit Securities for the REIT Index Fund’s ETF Shares. Further, this section explains that the IOPV is an estimate of an ETF’s NAV at a particular point in time, and furthermore that it is only an estimate that should not be viewed as the actual NAV, which is calculated once each day. We believe that the explanation of IOPV in this section in the SAI appropriately provides investors with information about IOPV, including disclosure that the REIT Index Fund is not involved with or responsible for the calculation or dissemination of IOPV.

Comment 4: To the extent the REIT Index Fund will invest in foreign securities, please consider including a risk disclosure relating to “Brexit,” as applicable.

Response: The REIT Index Fund will not invest in foreign securities.

Specialized Trust – Statement of Additional Information (SAI)

Comment 1: Please confirm when F. William McNabb III will step down as Trustee of the Specialized Trust Board.

Response: It is appropriate to continue to disclose Mr. McNabb’s role as a Trustee as it has not yet been confirmed when Mr. McNabb will step down as a Trustee.

Please contact me at (610)-669-2616 with any questions or comments regarding the above response. Thank you.

Sincerely,

/s/ Lance Barrett

Lance Barrett
Associate Counsel